02 OCT 29 AM 9:47

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

02055561

25 October 2002

SUPPL

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Report and Accounts
  Taylor Nelson AGB Limited – Co No. 3510405

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1446.

Yours faithfully

Judith George
Assistant Company Secretary

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

11/19

f:\users\companysecretarial\cherylb\securities\001let.doc

Taylor Nelson AGB Limited

Report and accounts

For the year ended

31 December 2001

Reg No 3510405

Taylor Nelson AGB Limited

Directors' report

For the year ended 31 December 2001

The directors present their report together with the financial statements for the year ended 31 December 2001.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2001 and the preceding period, accordingly no profit and loss account is presented with these financial statements.

3 Directors

The director of the company at 31 December 2001 was P S Wright.

4 Directors' interests in shares of the company

No director had any interest in the shares of the company at any time during the period.

Mr Wright holds interests in the ultimate parent company, Taylor Nelson Sofres plc as follows:-

	At 1 Jan 2001	Granted	Sold/ Exercised	At 31 Dec 2001
	No.	No.	No.	No.
Ordinary shares	5,206	-	-	5,206
Executive share option plan	75,000	-	-	75,000

Taylor Nelson AGB Limited

Directors' report

For the year ended 31 December 2001

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor is not required and will not be appointed will be proposed at the annual general meeting.

By order of the board

I Portal
Company Secretary
Westgate, London W5 1UA
5 September 2002

Taylor Nelson AGB Limited

Balance sheet

As at 31 December 2001

	Notes	**2001**	2000
			£
Current assets			
Unpaid share capital		**1**	1
Net assets		**1**	1
Capital and reserves			
Called up share capital	2	**1**	1
Profit and loss account		**-**	-
Equity shareholders' funds	3	**1**	1

The company was dormant within the meaning of section 250 of the Companies Act 1985 throughout the year ended 31 December 2001.

The financial statements on pages 3 to 4 were approved by the board of directors on 5 September 2002 and were signed on its behalf by:

P S Wright
Director

02 OCT 29 AM 9:09

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

SUPPL

24th October 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed completed report and accounts for the following companies;-

TNS Overseas Holdings (Alpha) Limited	**3965470**
TNS Overseas Holdings (Beta) Limited	**3965472**
TNS Overseas Holdings (Delta) Limited	**3968944**
TNS Overseas Holdings (Epsilon) Limited	**3986121**
TNS Overseas Holdings (Gamma) Limited	**3965469**
TNS Overseas Holdings (Zeta) Limited	**4177804**
Taylor Nelson Sofres International Limited	**1953112**

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me.
My fax number is 44 020 8967 1446.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

f:\users\companysecretarial\cherylb\securities\100let.doc

Taylor Nelson Sofres International Limited

Report and accounts

for the year ended

31 December 2001

Reg No 1953112

Taylor Nelson Sofres International Limited

Report and accounts

For the year ended 31 December 2001

Taylor Nelson Sofres International Limited

Directors Report

For the year ended 31 December 2001

The directors present their report with the audited financial statements for the year ended 31 December 2001.

1 Principal activities, business review and future developments

The company continues to act as an investment holding company. Both the level of business and the year end financial position were satisfactory, and the directors expect that the present level of activity will be sustained for the foreseeable future.

2 Results and dividends

The profit and loss account for the year is set out on page 6. The directors recommend payment of a dividend £11,916,000 (2000 - £nil).

3 Post balance sheet events

On 17th January 2002 and 9 October 2002, Taylor Nelson Sofres International Limited completed bonus issues of 4,781,000 and 2,870,000 ordinary shares respectively. The total issued share capital at 9 October 2002 was 24,215,300 (31 December 2001: 16,564,300) ordinary shares.

4 Directors

The directors who held office during the year are listed below:

A B Cowling (Chairman)
M A Kirkham

On 26 June 2002, PSK Wright resigned as company secretary and was replaced by IJ Portal.

5 Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year.

Mr Cowling and Mr Kirkham are directors of the ultimate parent undertaking, Taylor Nelson Sofres plc and their interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

6. Auditors

The auditors PricewaterhouseCoopers, have indicated their willingness to continue in office, and a resolution that they be re-appointed will be proposed at the Annual General Meeting.

7 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2001 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

IJ Portal
Company Secretary
Westgate, London W5 1UA
14 October 2002

Taylor Nelson Sofres International Limited

Independent auditors' report to the members of Taylor Nelson Sofres International Limited

For the year ended 31 December 2001

We have audited the financial statements on pages 6 to 14 which have been prepared under the historical cost convention and the accounting policies set out on page 8.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Taylor Nelson Sofres International Limited

Independent auditors' report to the members of Taylor Nelson Sofres International Limited

For the year ended 31 December 2001

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2001 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
14 October 2002

Taylor Nelson Sofres International Limited

Profit and Loss account

For the year ended 31 December 2001

	Notes	2001	2000
		£000	£000
Administration costs		(1,106)	(181)
Operating loss	2	(1,106)	(181)
Income from fixed asset investments		14,914	-
Interest receivable and similar income	3	3,513	2,021
Interest payable	4	(2,534)	(1,967)
Profit / (Loss) on ordinary activities before taxation		14,787	(127)
Profit on sale of investment		-	15,158
Taxation on profit/(loss) on ordinary activities	7	(41)	(97)
Profit for the year		14,746	14,934
Dividends	8	(11,916)	-
Retained profit for the year		2,830	14,934

Statement of total recognised gains and losses

	2001	2000
	£000	£000
Profit for the year	14,746	14,934
Exchange adjustments offset in reserves	201	2,036
Tax on exchange adjustments offset in reserves	(41)	(97)
Total recognised gains and losses relating to year	14,906	16,873

There is no difference between the profit on ordinary activities before tax and the retained profit for the year stated above and their historical cost equivalents.
There were no discontinued activities during the year (2000-nil).

Taylor Nelson Sofres International Limited

Balance sheet

As at 31 December 2001

	Notes	2001 £000	Restated 2000 £000
Fixed assets			
Investments	9	497,770	463,799
Current assets			
Debtors	10	700	670
Cash at Bank		1,040	1,564
Creditors: amounts falling due within one year	11	(12,600)	(836)
Net current (liabilities)/assets		(10,860)	207,325
Creditors: amounts falling due after more than one year	12	(206,445)	(187,932)
Net assets		280,465	277,265
Capital and reserves			
Called up share capital	13	16,564	16,564
Share premium account	14	248,563	248,353
Exchange reserve	14	(2,542)	(2,702)
Profit and loss account	14	17,880	15,050
Equity shareholders' funds	15	280,465	277,265

The financial statements on pages 6 to 14 were approved by the board of directors on 14 October 2002 and were signed on its behalf by:

Tony Cowling

Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account except for foreign exchange differences arising on the re-translation of overseas investments net of differences arising on re-translation of loans used to finance those investments which are dealt with through reserves.

Deferred tax

Provision is made for deferred taxation on all material timing differences to the extent that it is probable that a liability or asset will crystallise. The provision is calculated on the liability method at the rates of taxation likely to be in force at the time of reversal of the timing differences.

Fixed Asset investments

Fixed asset investments are stated at cost less provision for any impairment in the value of investments.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (Revised) from publishing a cash flow statement.

Basis of preparation
The financial statements present information about the company as an individual undertaking and not about its group. No consolidated accounts have been prepared as the company is wholly owned subsidiary of Taylor Nelson Sofres Plc, a company registered in England and Wales.

2 Operating loss

Auditors' remuneration in respect of the years ended 31 December 2001 and 31 December 2000 has been borne by the fellow group undertaking, Taylor Nelson Sofres Group Ltd.

3 Interest receivable and similar income

	2001	2000
	£000	£000
Bank interest	3	12
Intercompany loan interest	3,510	2,009
	3,513	2,021

4 Interest payable

	2001	2000
	£000	£000
Bank interest	1	27
Intercompany loan interest	2,533	1,940
	2,534	1,967

5 Employee information

The average monthly number of persons employed by the company during the year was nil (2000: nil).

6 Directors' remuneration

The directors received no remuneration for their services in the year (2000- £nil).

7 Taxation on profit on ordinary activities

	2001	2000
	£000	£000
UK corporation tax charge	41	97
	41	97

8 Dividends

	2001	2000
	£000	£000
Interim dividend proposed to parent undertakings	4,100	-
Final dividend proposed to parent undertakings	7,816	-
	11,916	-

Taylor Nelson Sofres International Limited

Notes to the financial statements

For the year ended 31 December 2001

9 Fixed asset investments

	Restated long term loans to group undertakings	Interests in subsidiary undertakings	Total
Cost	£000	£000	£000
At 1 January 2001	205,927	258,668	464,595
Additions	7,018	29,982	37,000
Foreign exchange adjustment	(1,413)	(936)	(2,349)
At 31 December 2001	**211,532**	**287,714**	**499,246**
Provisions against investments			
At 1 January 2001	-	(796)	(796)
Amounts written off investments	(680)	-	(680)
At 31 December 2001	(680)	(796)	(1,476)
Net book value			
At 31 December 2001	**210,852**	**286,918**	**497,770**
At 31 December 2000	205,927	257,872	463,799

Long term loans to other group undertakings have been reclassified from debtors to fixed asset investments to reflect the long term nature of the debt. This has resulted in the prior year figures being restated to increase fixed asset investments by £206m.

In the opinion of the directors the value of the interests in group undertakings is not less than that stated in the relevant balance sheets.

Details of the principal investments in which the company holds more than 20% of the nominal value of any class of share capital, all of which is represented by ordinary shares, are set out below.

Subsidiary undertakings	Country of Incorporation	Ownership %	
		2001	2000
Taylor Nelson AGB BV	Netherlands	**100**	**100**
TNS Overseas Holdings (Zeta) Ltd	UK	**26**	-
OBOP	Poland	**60**	**60**

Taylor Nelson AGB BV and Taylor Nelson Overseas Holdings (Zeta) Ltd are holding companies. The principal activity of OBOP is the provision of market information.

During the year the company acquired 26% of the share capital of TNS Overseas Holdings (Zeta) Limited. Consideration was 47,983,426 Euros in the form of loans to fellow subsidiary undertakings. The other 74% of the share capital of TNS Overseas Holdings (Zeta) Limited is owned by TNS BV, wholly owned subsidiary of TNS International Ltd.

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

10 Debtors

	2001	2000
	£000	£000
Dividend receivable from subsidiary undertaking	**700**	-
Other debtors	**-**	**670**
	700	**670**

11 Creditors: Amounts falling due within one year

	2001	2000
	£000	£000
Corporation tax	**619**	**619**
Other creditors	**65**	**217**
Dividend payable	**11,916**	-
	12,600	**836**

12 Creditors: Amounts falling due after more than one year

	2001	2000
	£000	£000
Amounts owed to parent undertakings	133,014	132,446
Amounts owed to other group undertakings	73,431	55,486
	206,445	**187,932**

Interests on loans from other group undertakings attract interest ranging from 3 to 8 %.

13 Called up share capital

	2001	2000
	£000	£000
Authorised		
100,002,371 (2000: 100,002,371) ordinary shares of £1 each	100,002	100,002
Allotted, called up and fully paid		
16,564,300 (2000: 16,564,300) ordinary shares of £1 each	16,564	16,564

14 Reserves

	Share premium account	Profit and loss account	Exchange reserve	Total
	£000	£000	£000	£000
At 1 January 2001	248,353	15,050	(2,702)	260,701
Additions	210	-	-	210
Exchange movement on retranslation of investments	-	-	(2,349)	(2,349)
Exchange movement on retranslation of borrowings	-	-	2,509	2,509
Retained profit for the year	-	2,830	-	2,830
At 31 December 2001	**248,563**	**17,880**	**(2,542)**	**263,901**

Taylor Nelson Sofres International Limited

Notes to the financial statements

For the year ended 31 December 2001

15 Reconciliation of movements in shareholders' funds

	2001	2000
	£000	£000
Profit for the year	14,746	14,934
Dividends	(11,916)	-
	2,830	14,934
Net proceeds of issue of ordinary share capital	210	109,000
Other recognised gains and losses relating to the year (net)	160	1,939
Opening shareholders' funds	277,265	151,392
Closing shareholders' funds	**280,465**	**277,265**

16 Related party transactions

Taylor Nelson Sofres International Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the company is exempt under the terms of FRS 8 from disclosing transactions with companies that are part of the group or investees of the group that qualify as related parties.

17 Guarantees and contingencies

Bank loans and credit facilities of the group have been jointly and severally guaranteed by the company. The maximum liabilities which could arise under these arrangements are £250m (2000 £250m). At 31 December 2001, amounts outstanding were £215.9m (2000 £154m). The shares of Taylor Nelson Sofres BV and Integres Holdings BV, subsidiary undertakings, have been pledged as security in relation to these arrangements.

18 Post Balance Sheet Event

On 17th January 2002 and 9 October 2002, Taylor Nelson Sofres International Limited completed bonus issues of 4,781,000 and 2,870,000 ordinary shares respectively. The total issued share capital at 9 October 2002 was 24,215,300 (31 December 2001: 16,564,300) ordinary shares.

19 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

TNS Overseas Holdings (Alpha) Limited

Report and accounts

for the year ended 31 December 2001

Reg No 3965470

TNS Overseas Holdings (Alpha) Limited

Report and accounts

For the year ended 31 December 2001

TNS Overseas Holdings (Alpha) Limited

Directors' Report

For the year ended 31 December 2001

The directors present their report with the audited financial statements for the year ended 31 December 2001.

Principal activities, business review and future developments

The company acts as an investment holding company. Both the level of business and the year end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The company's profit for the financial year is £1,070,677 (2000: £nil). The directors do not recommend payment of a dividend (2000: £nil).

Post balance sheet event

On 17 January 2002 and 9 October 2002, Taylor Nelson Sofres International Limited completed bonus issues of ordinary shares which resulted in TNS Overseas Holdings (Alpha) Limited receiving a further 2,924,000 and 1,755,313 ordinary shares respectively. Subsequent to the bonus issues the company holds 19.3% of the issued share capital of Taylor Nelson Sofres International Limited.

Directors and their interests

The directors of the company during the year to 31 December 2001 were as follows:

Mr EF Hoefling
Mr D Parry
Mr PSK Wright

Mr PSK Wright resigned as company secretary on 26 June 2002 and Mr IJ Portal was appointed.

Mr EF Hoefling holds 500 (2000: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2000: nil) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr D Parry had no interests in the shares of the company or any other company within the Taylor Nelson Sofres plc group.

During the year, Mr EF Hoefling was granted options to subscribe for 30,000 shares in Taylor Nelson Sofres plc.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statement on the going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2001 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the annual general meeting.

By order of the board

IJ Portal
Company Secretary
Westgate, London W5 1UA
14 October 2002

TNS Overseas Holdings (Alpha) Limited

Independent Auditors' report to the members of TNS Overseas Holdings (Alpha) Limited

For the year ended 31 December 2001

We have audited the financial statements on pages 6 to 11.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

TNS Overseas Holdings (Alpha) Limited

Independent Auditors' report to the members of TNS Overseas Holdings (Alpha) Limited

For the year ended 31 December 2001

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2001 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
14 October 2002

TNS Overseas Holdings (Alpha) Limited

Profit and loss account

For the year ended 31 December 2001

	Notes	2001	9 month period ended 31 December 2000
		£	£
Operating profit – continuing operations	2	-	-
Dividends receivable	4	1,070,677	-
Profit on ordinary activities before taxation		1,070,677	-
Tax on profit on ordinary activities		-	-
Retained profit for the financial year	8	1,070,677	-

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the retained profit for the year stated above and the historical cost equivalent.

TNS Overseas Holdings (Alpha) Limited

Balance Sheet

As at 31 December 2001

	Notes	**2001**	2000
		£	£
Fixed assets			
Investments	5	**54,640,047**	54,640,047
		54,640,047	54,640,047
Current assets			
Debtors	6	**1,070,677**	-
Net current assets		**1,070,677**	-
Net assets		**55,710,724**	54,640,047
Capital and reserves			
Called up share capital	7	**200**	200
Share premium	8	**54,639,847**	54,639,847
Profit and loss account	8	**1,070,677**	-
Equity shareholders' funds	9	**55,710,724**	54,640,047

The financial statements on pages 6 to 11 were approved by the board of directors on 14 October 2002 and were signed on its behalf by:

EF Hoefling
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Operating profit

The auditors' remuneration in respect of the periods ended 31 December 2001 and 31 December 2000 has been borne by Taylor Nelson Sofres Group Limited, a directly owned subsidiary of Taylor Nelson Sofres plc.

3 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

4 Dividends

	2001	9 month period ended 31 December 2000
	£	£
Income from shares in group undertaking	**1,070,677**	-
	1,070,677	-

5 Investments

	Interests in Group undertakings
	£
Cost and net book value	
At 1 January and 31 December 2001	**54,640,047**

Investments represent 100 (2000:100) ordinary shares in Taylor Nelson Sofres International Limited. The total issued share capital of this group undertaking at 31 December 2001 was 16,564,300 (2000: 16,564,300) ordinary shares, all of which is held by Taylor Nelson Sofres plc and wholly owned subsidiaries of Taylor Nelson Sofres plc.

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

6 Debtors

	2001	2000
	£	£
Amounts owed by group undertaking	1,070,677	-
	1,070,677	-

7 Called up share capital

	2001	2000
	£	£
Authorised		
10,000 ordinary share of £1 each	10,000	10,000
	10,000	10,000
Allotted, called up and fully paid		
200 ordinary shares of £1 each	200	200
	200	200

8 Reserves

	Share premium	Profit and loss account
	£	£
At 1 January 2001	54,639,847	-
Retained profit for the financial year	-	1,070,677
Balance at 31 December 2001	54,639,847	1,070,677

9 Reconciliation of movements in shareholders' funds

	2001	2000
	£	£
On incorporation 31 March 2000	-	1
Additions	-	54,640,046
Profit for the year	1,070,677	-
Opening shareholders' funds	54,640,047	-
Closing shareholders' funds	**55,710,724**	54,640,047

10 Post balance sheet event

On 17 January 2002 and 9 October 2002, Taylor Nelson Sofres International Limited completed bonus issues of ordinary shares which resulted in TNS Overseas Holdings (Alpha) Limited receiving a further 2,924,000 and 1,755,313 ordinary shares respectively. Subsequent to the bonus issues the company holds 19.3 % of the issued share capital of Taylor Nelson Sofres International Limited.

11 Ultimate parent undertaking

The immediate parent undertaking is TNS Overseas Holding (Epsilon) Limited.

The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

TNS Overseas Holdings (Beta) Limited

Report and accounts

for the year ended 31 December 2001

Reg No 3965472

TNS Overseas Holdings (Beta) Limited

Report and accounts

For the year ended 31 December 2001

TNS Overseas Holdings (Beta) Limited

Directors' Report

For the year ended 31 December 2001

The directors present their report with the audited financial statements for the period ended 31 December 2001.

Principal activities, business review and future developments

The company acts as an investment holding company. Both the level of business and the year end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The company's profit for the financial year is £359,768 (2000: £nil). The directors do not recommend payment of a dividend (2000: £nil).

Post balance sheet event

On 17 January 2002 and 9 October 2002, Taylor Nelson Sofres International Limited completed bonus issues of ordinary shares which resulted in TNS Overseas Holdings (Beta) Limited receiving a further 982,000 and 589,375 ordinary shares respectively. Subsequent to the bonus issues the company holds 6.5% of the issued share capital of Taylor Nelson Sofres International Limited.

Directors and their interests

The directors of the company during the year to 31 December 2001 were as follows:

Mr EF Hoefling
Mr D Parry
Mr PSK Wright

Mr PSK Wright resigned as company secretary on 26 June 2002 and Mr IJ Portal was appointed.

Mr EF Hoefling holds 500 (2000: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2000: nil) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr D Parry had no interests in the shares of the company or any other company within the Taylor Nelson Sofres plc group.

During the year, Mr EF Hoefling was granted options to subscribe for 30,000 shares in Taylor Nelson Sofres plc.

TNS Overseas Holdings (Beta) Limited

Directors' Report

For the year ended 31 December 2001

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statement on the going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2001 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the annual general meeting.

By order of the board

IJ Portal
Company Secretary
Westgate, London W5 1UA
14 October 2002

TNS Overseas Holdings (Beta) Limited

Independent Auditors' report to the members of TNS Overseas Holdings (Beta) Limited

For the year ended 31 December 2001

We have audited the financial statements on pages 6 to 11.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

TNS Overseas Holdings (Beta) Limited

Independent Auditors' report to the members of TNS Overseas Holdings (Beta) Limited

For the year ended 31 December 2001

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2001 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
14 October 2002

TNS Overseas Holdings (Beta) Limited

Profit and loss account

For the year ended 31 December 2001

	Notes	2001	9 month period ended 31 December 2000
		£	£
Operating profit – continuing operations	2	-	-
Dividends receivable	4	**359,768**	-
Profit on ordinary activities before taxation		**359,768**	-
Tax on profit on ordinary activities		-	-
Retained profit for the financial year	8	**359,768**	-

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the retained profit for the year stated above and the historical cost equivalent.

TNS Overseas Holdings (Beta) Limited

Balance Sheet

As at 31 December 2001

	Notes	2001	2000
		£	£
Fixed assets			
Investments	5	**18,218,618**	18,218,618
		18,218,618	18,218,618
Current assets			
Debtors	6	**359,768**	-
Net current assets		**359,768**	-
Net assets		**18,578,386**	18,218,618
Capital and reserves			
Called up share capital	7	**200**	200
Share premium	8	**18,218,418**	18,218,418
Profit and loss account	8	**359,768**	-
Equity shareholders' funds	9	**18,578,386**	18,218,618

The financial statements on pages 6 to 11 were approved by the board of directors on 14 October 2002 and were signed on its behalf by:

Edward Hoefling

EF Hoefling
Director

TNS Overseas Holdings (Beta) Limited

Notes to the financial statements

For the year ended 31 December 2001

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Operating profit

The auditors' remuneration in respect of the periods ended 31 December 2001 and 31 December 2000 has been borne by Taylor Nelson Sofres Group Limited, a directly owned subsidiary of Taylor Nelson Sofres plc.

3 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

4 Dividends

	2001	9 month period ended 31 December 2000
	£	£
Income from shares in group undertaking	**359,768**	-
	359,768	-

5 Investments

	Interests in group undertakings
	£
Cost and net book value	
At 1 January and 31 December 2001	**18,218,618**

Investments represent 100 (2000:100) ordinary shares in Taylor Nelson Sofres International Limited. The total issued share capital of this group undertaking at 31 December 2001 was 16,564,300 (2000: 16,564,300) ordinary shares, all of which is held by Taylor Nelson Sofres plc and wholly owned subsidiaries of Taylor Nelson Sofres plc.

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

6 Debtors

	2001	2000
	£	£
Amounts owed by group undertaking	**359,768**	-
	359,768	-

7 Called up share capital

	2001	2000
	£	£
Authorised		
10,000 ordinary shares of £1 each	**10,000**	10,000
	10,000	10,000
Allotted, called up and fully paid		
200 ordinary shares of £1 each	**200**	200
	200	200

8 Reserves

	Share premium	Profit and loss account
	£	£
At 1 January 2001	18,218,418	-
Retained profit for the financial year	-	359,768
Balance at 31 December 2001	18,218,418	359,768

9 Reconciliation of movements in shareholders' funds

	2001	2000
	£	£
On incorporation 31 March 2000	-	1
Additions	-	18,218,617
Profit for the year	**359,768**	-
Opening shareholders' funds	**18,218,618**	-
Closing shareholders' funds	**18,578,386**	18,218,618

10 Post balance sheet event

On 17 January 2002 and 9 October 2002, Taylor Nelson Sofres International Limited completed bonus issues of ordinary shares which resulted in TNS Overseas Holdings (Beta) Limited receiving a further 982,000 and 589,375 ordinary shares respectively. Subsequent to the bonus issues the company holds 6.5% of the issued share capital of Taylor Nelson Sofres International Limited.

11 Ultimate parent undertaking

The immediate parent undertaking is TNS Overseas Holding (Epsilon) Limited.

The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

TNS Overseas Holdings (Delta) Limited

Report and accounts

for the year ended 31 December 2001

Reg No 3968944

TNS Overseas Holdings (Delta) Limited

Report and accounts

For the year ended 31 December 2001

TNS Overseas Holdings (Delta) Limited

Directors' Report

For the year ended 31 December 2001

The directors present their report with the audited financial statements for the period ended 31 December 2001.

Principal activities, business review and future developments

The company acts as an investment holding company. Both the level of business and the year end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The company did not trade during the year ended 31 December 2001. Accordingly the profit on ordinary activities before taxation is nil (2000: nil) and no profit and loss account is presented with these financial statements. The directors do not recommend payment of a dividend (2000: £nil).

Directors and their interests

The directors of the company during the year to 31 December 2001 were as follows:

Mr EF Hoefling
Mr D Parry
Mr PSK Wright

Mr PSK Wright resigned as company secretary on 26 June 2002 and Mr IJ Portal was appointed.

Mr EF Hoefling holds 500 (2000: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2000: nil) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr D Parry had no interests in the shares of the company or any other company within the Taylor Nelson Sofres plc group.

During the year, Mr EF Hoefling was granted options to subscribe for 30,000 shares in Taylor Nelson Sofres plc.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statement on the going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2001 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the annual general meeting.

By order of the board

IJ Portal
Company Secretary
Westgate, London W5 1UA
14 October 2002

TNS Overseas Holdings (Delta) Limited

Independent Auditors' report to the members of TNS Overseas Holdings (Delta) Limited

For the year ended 31 December 2001

We have audited the financial statements on pages 6 to 8.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

TNS Overseas Holdings (Delta) Limited

Independent Auditors' report to the members of TNS Overseas Holdings (Delta) Limited

For the year ended 31 December 2001

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2001 and of its result for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
14 October 2002

TNS Overseas Holdings (Delta) Limited

Balance Sheet

As at 31 December 2001

	Notes	**2001**	2000
		£	£
Cash at bank and in hand		**1**	1
Net assets		**1**	1
Capital and reserves			
Called up share capital	4	**1**	1
Equity shareholders' funds		**1**	1

The financial statements on pages 6 to 8 were approved by the board of directors on 14 October 2002 and were signed on its behalf by:

EF Hoefling
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Operating profit

The auditors' remuneration in respect of the periods ended 31 December 2001 and 31 December 2000 has been borne by Taylor Nelson Sofres Group Limited, a directly owned subsidiary of Taylor Nelson Sofres plc.

3 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

4 Called up share capital

	2001	2000
	£	£
Authorised		
10,000 ordinary shares of £1 each	**10,000**	10,000
	10,000	10,000
Allotted, called up and fully paid		
1 ordinary share of £1 each	**1**	1
	1	1

5 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

TNS Overseas Holdings (Epsilon) Limited

Report and accounts

for the year ended 31 December 2001

Reg No 3986121

TNS Overseas Holdings (Epsilon) Limited

Report and accounts

For the year ended 31 December 2001

The directors present their report with the audited financial statements for the period ended 31 December 2001.

Principal activities, business review and future developments

The company acts as an investment holding company. Both the level of business and the year end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The company did not trade during the year ended 31 December 2001. Accordingly the profit on ordinary activities before taxation is nil and no profit and loss account is presented with these financial statements. The directors do not recommend payment of a dividend (2000: £nil).

Directors and their interests

The directors of the company during the year to 31 December 2001 were as follows:

Mr EF Hoefling
Mr D Parry
Mr PSK Wright

Mr PSK Wright resigned as company secretary on 26 June 2002 and Mr IJ Portal was appointed.

Mr EF Hoefling holds 500 (2000: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2000: nil) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr D Parry had no interests in the shares of the company or any other company within the Taylor Nelson Sofres plc group.

During the year, Mr EF Hoefling was granted options to subscribe for 30,000 shares in Taylor Nelson Sofres plc.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statement on the going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2001 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the annual general meeting.

By order of the board

IJ Portal
Company Secretary
Westgate, London W5 1UA
14 October 2002

TNS Overseas Holdings (Epsilon) Limited

Independent Auditors' report to the members of TNS Overseas Holdings (Epsilon) Limited

For the year ended 31 December 2001

We have audited the financial statements on pages 6 to 9.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

TNS Overseas Holdings (Epsilon) Limited

Independent Auditors' report to the members of TNS Overseas Holdings (Epsilon) Limited

For the year ended 31 December 2001

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2001 and of its result for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
14 October 2002

TNS Overseas Holdings (Epsilon) Limited

Balance Sheet

As at 31 December 2001

	Notes	2001	2000
		£	£
Fixed assets			
Investments	4	**72,858,663**	72,858,663
		72,858,663	72,858,663
Cash at bank and in hand		**1**	1
Net assets		**72,858,664**	72,858,664
Capital and reserves			
Called up share capital	5	**201**	201
Share premium	6	**72,858,463**	72,858,463
Equity shareholders' funds		**72,858,664**	72,858,664

The financial statements on pages 6 to 9 were approved by the board of directors on 14 October 2002 and were signed on its behalf by:

EF Hoefling
Director

TNS Overseas Holdings (Epsilon) Limited

Notes to the financial statements

For the year ended 31 December 2001

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Operating profit

The auditors' remuneration in respect of the periods ended 31 December 2001 and 31 December 2000 has been borne by Taylor Nelson Sofres Group Limited, a directly owned subsidiary of Taylor Nelson Sofres plc.

TNS Overseas Holdings (Epsilon) Limited

Notes to the financial statements

For the year ended 31 December 2001

3 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

4 Investments

	Interests in Group undertakings
	£
Cost and net book value	
At 1 January and 31 December 2001:	
TNS Overseas Holdings (Alpha) Limited	54,640,046
TNS Overseas Holdings (Beta) Limited	18,218,617
	72,858,663

In the opinion of the directors the value of the interests in the group undertaking is not less than that stated in the relevant balance sheets.

Details of the principal investments in which the company holds more than 20% of the nominal value of any class of share capital, all of which is represented by ordinary shares, are as set out below.

Subsidiary undertakings	Country of incorporation	Ownership 2001 and 2000	Principal activity
TNS Overseas Holdings (Alpha) Limited	UK	100%	Holding company
TNS Overseas Holdings (Beta) Limited	UK	100%	Holding company

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

5 Called up share capital

	2001	2000
	£	£
Authorised		
10,000 ordinary share of £1 each	**10,000**	10,000
	10,000	10,000
Allotted, called up and fully paid		
201 ordinary shares of £1 each	**201**	201
	201	201

6 Reconciliation of movements in shareholders' funds

	Share Capital	Share premium	Total
	£	£	£
1 January and 31 December 2001	**201**	**72,858,463**	**72,858,664**

7 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

TNS Overseas Holdings (Gamma) Limited

Report and accounts

for the year ended 31 December 2001

Reg No 3965469

TNS Overseas Holdings (Gamma) Limited

Report and accounts

For the year ended 31 December 2001

TNS Overseas Holdings (Gamma) Limited

Directors' Report

For the year ended 31 December 2001

The directors present their report with the audited financial statements for the period ended 31 December 2001.

Principal activities, business review and future developments

The company acts as an investment holding company. Both the level of business and the year end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The company's profit for the financial year is £320,426 (2000: £nil). The directors do not recommend payment of a dividend (2000: £nil).

Post balance sheet event

On 17 January 2002 and 9 October 2002, Taylor Nelson Sofres International Limited completed bonus issues of ordinary shares which resulted in TNS Overseas Holdings (Gamma) Limited receiving a further 875,000 and 525,313 ordinary shares respectively. Subsequent to the bonus issues the company holds 5.8% of the issued share capital of Taylor Nelson Sofres International Limited.

Directors and their interests

The directors of the company during the year to 31 December 2001 were as follows:

Mr EF Hoefling
Mr D Parry
Mr PSK Wright

Mr PSK Wright resigned as company secretary on 26 June 2002 and Mr IJ Portal was appointed.

Mr EF Hoefling holds 500 (2000: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2000: nil) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr D Parry had no interests in the shares of the company or any other company within the Taylor Nelson Sofres plc group.

During the year, Mr EF Hoefling was granted options to subscribe for 30,000 shares in Taylor Nelson Sofres plc.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statement on the going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2001 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the annual general meeting.

By order of the board

IJ Portal
Company Secretary
Westgate, London W5 1UA
14 October 2002

TNS Overseas Holdings (Gamma) Limited

Independent Auditors' report to the members of TNS Overseas Holdings (Gamma) Limited

For the year ended 31 December 2001

We have audited the financial statements on pages 6 to 11.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

TNS Overseas Holdings (Gamma) Limited

Independent Auditors' report to the members of TNS Overseas Holdings (Gamma) Limited

For the year ended 31 December 2001

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2001 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
14 October 2002

TNS Overseas Holdings (Gamma) Limited

Profit and loss account

For the year ended 31 December 2001

	Notes	2001	9 month period ended 31 December 2000
		£	£
Operating profit – continuing operations	2	-	-
Dividends receivable	4	**320,426**	-
Profit on ordinary activities before taxation		**320,426**	-
Tax on profit on ordinary activities		-	-
Retained profit for the financial year	8	**320,426**	-

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the retained profit for the year stated above and the historical cost equivalent.

TNS Overseas Holdings (Gamma) Limited

Balance Sheet

As at 31 December 2001

	Notes	2001	2000
		£	£
Fixed assets			
Investments	5	**16,356,534**	16,356,534
		16,356,534	16,356,534
Current assets			
Debtors	6	**320,426**	-
Net current assets		**320,426**	-
Net assets		**16,676,960**	16,356,534
Capital and reserves			
Called up share capital	7	**100**	100
Share premium	8	**16,356,434**	16,356,434
Profit and loss account	8	**320,426**	-
Equity shareholders' funds	9	**16,676,960**	16,356,534

The financial statements on pages 6 to 11 were approved by the board of directors on 14 October 2002 and were signed on its behalf by:

EF Hoefling
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Operating profit

The auditors' remuneration in respect of the periods ended 31 December 2001 and 31 December 2000 has been borne by Taylor Nelson Sofres Group Limited, a directly owned subsidiary of Taylor Nelson Sofres plc.

3 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

4 Dividends

	2001	9 month period ended 31 December 2000
	£	£
Income from shares in group undertaking	**320,426**	-
	320,426	-

5 Investments

	Interests in group undertakings
	£
Cost and net book value	
At 1 January and 31 December 2001	**16,356,534**

Investments represent 100 (2000:100) ordinary shares in Taylor Nelson Sofres International Limited. The total issued share capital of this group undertaking at 31 December 2001 was 16,564,300 (2000: 16,564,300) ordinary shares, all of which is held by Taylor Nelson Sofres plc and wholly owned subsidiaries of Taylor Nelson Sofres plc.

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

TNS Overseas Holdings (Gamma) Limited

Notes to the financial statements

For the year ended 31 December 2001

6 Debtors

	2001	2000
	£	£
Amounts owed by group undertaking	**320,426**	-
	320,426	-

7 Called up share capital

	2001	2000
	£	£
Authorised		
10,000 ordinary shares of £1 each	**10,000**	10,000
	10,000	10,000
Allotted, called up and fully paid		
100 ordinary shares of £1 each	**100**	100
	100	100

8 Reserves

	Share premium	Profit and loss account
	£	£
At 1 January 2001	**16,356,434**	-
Retained profit for the financial year	-	**320,426**
Balance at 31 December 2001	**16,356,434**	**320,426**

9 Reconciliation of movements in shareholders' funds

	2001	2000
	£	£
On incorporation 31 March 2001	-	1
Additions	-	16,356,533
Profit for the year	320,426	-
Opening shareholders' funds	16,356,534	-
Closing shareholders' funds	**16,676,960**	16,356,534

10 Post balance sheet event

On 17 January 2002 and 9 October 2002, Taylor Nelson Sofres International Limited completed bonus issues of ordinary shares which resulted in TNS Overseas Holdings (Gamma) Limited receiving a further 875,000 and 525,313 ordinary shares respectively. Subsequent to the bonus issues the company holds 5.8% of the issued share capital of Taylor Nelson Sofres International Limited.

11 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

TNS Overseas Holdings (Zeta) Limited

Report and accounts

for the period from 12 March to 31 December 2001

Reg No 4177804

TNS Overseas Holdings (Zeta) Limited

Directors' Report

For the period ended 31 December 2001

The directors present their report with the audited financial statements for the period ended 31 December 2001.

Principal activities, business review and future developments

The company was incorporated on 12 March 2001 and acts as an investment holding company. Both the level of business and the period end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The company's profit for the period is £598,564. The directors do not recommend payment of a dividend.

Directors

The directors of the company during the period to 31 December 2001 were as follows:

Mr EF Hoefling	appointed 12 March 2001
Mr D Parry	appointed 12 March 2001
Mr PSK Wright	appointed 12 March 2001

Mr PSK Wright resigned as company secretary on 26 June 2002 and Mr IJ Portal was appointed.

Directors' interests in shares of the company

Mr EF Hoefling holds 500 (2000: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2000: nil) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr D Parry had no interests in the shares of the company or any other company within the Taylor Nelson Sofres plc group.

During the year, Mr EF Hoefling was granted options to subscribe for 30,000 shares in Taylor Nelson Sofres plc.

TNS Overseas Holdings (Zeta) Limited

Directors' Report (continued)

For the period ended 31 December 2001

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statement on the going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2001 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the annual general meeting.

By order of the board

IJ Portal
Company Secretary
Westgate, London W5 1UA
14 October 2002

TNS Overseas Holdings (Zeta) Limited

Profit and loss account

For the period ended 31 December 2001

We have audited the financial statements on pages 6 to 12.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement off directors' responsibilities on pages 2 and 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

TNS Overseas Holdings (Zeta) Limited

Profit and loss account

For the period ended 31 December 2001

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2001 and of its result for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
14 October 2002

TNS Overseas Holdings (Zeta) Limited

Profit and loss account

For the period ended 31 December 2001

	Notes	12 March – 31 December 2001
		£
Administrative expenses – continuing activities	3	**283,389**
Operating profit – continuing activities		**283,389**
Profit on ordinary activities before interest and taxation		**283,389**
Interest receivable	4	**315,175**
Profit on ordinary activities before taxation		**598,564**
Tax on profit on ordinary activities		-
Retained profit for the period	7	**598,564**

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the retained profit for the year stated above and the historical cost equivalent.

TNS Overseas Holdings (Zeta) Limited

Balance Sheet

As at 31 December 2001

	Notes	2001
		£
Fixed assets		
Investments	5	**115,130,307**
		115,130,307
Cash at bank and in hand		**1**
Net assets		**115,130,308**
Capital and reserves		
Called up share capital	6	**1,351**
Share premium	7	**114,530,393**
Profit and loss account	7	**598,564**
Equity shareholders' funds		**115,130,308**

The financial statements on pages 6 to 12 were approved by the board of directors on 14 October 2002 and were signed on its behalf by:

EF Hoefling
Director

TNS Overseas Holdings (Zeta) Limited

Notes to the financial statements

For the period ended 31 December 2001

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

3 Profit on ordinary activities before taxation

The profit on ordinary activities is stated after charging:

	12 March – 31 December 2001
	£
Gain on foreign exchange differences	283,389
	283,389

The auditors' remuneration in respect of the period ended 31 December 2001 has been borne by Taylor Nelson Sofres Group Limited, a directly owned subsidiary of Taylor Nelson Sofres plc.

4 Interest

	12 March – 31 December 2001
	£
Interest receivable from group undertakings	315,175
	315,175

5 Investments

	Interests in Group undertakings
	£
Cost and net book value	
On incorporation at 12 March 2001	-
Additions	
TNS Luxembourg Delta S.a.r.l	**107,005,275**
TNS Luxembourg Epsilon S.a.r.l	**1,091,890**
TNS Luxembourg Zeta S.a.r.l	**7,033,142**
At 31 December 2001	**115,130,307**

In the opinion of the directors the value of the interests in the group undertaking is not less than that stated in the relevant balance sheets.

Details of the principal investments in which the company holds more than 20% of the nominal value of any class of share capital, all of which is represented by ordinary shares, are as set out below.

Subsidiary undertakings	Country of incorporation	Ownership	Principal activity
TNS Luxembourg Delta S.a.r.l	Luxembourg	97%	Holding company
TNS Luxembourg Epsilon S.a.r.l	Luxembourg	97%	Holding company
TNS Luxembourg Zeta S.a.r.l	Luxembourg	99%	Holding company

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

6 Called up share capital

	2001
	£
Authorised	
10,000,000 ordinary share of £1 each	10,000,000
	10,000,000
Allotted, called up and fully paid	
1,351 ordinary shares of £1 each	1,351
	1,351

7 Reserves

	Share premium	Profit and loss account
	£	£
On incorporation at 12 March 2001	-	-
Additions	114,530,393	-
Profit for the period	-	598,564
Balance at 31 December 2001	114,530,393	598,564

8 Reconciliation of movements in shareholders' funds

	2001
	£
On incorporation at 12 March 2001	1
Net proceeds of issue of ordinary share capital	114,531,743
Profit for the period	598,564
Balance at 31 December	115,130,308

9 Ultimate parent undertaking

The immediate parent undertaking is Taylor Nelson Sofres BV, which is incorporated in the Netherlands.

The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.